UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company CNPJ # 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs the market and its shareholders that, at an auction at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange) on August 30, 2010, it concluded the sale of all shares resulting from fractions of stock arising from the 10% bonus operation (one new share, of the same type, for each 10 shares held), as approved at the Special Shareholders’ Meeting held on June 10, 2010.

At the opportunity, a total of 14,219 common shares and 133,040 preferred shares were sold, all of which non-par registered book-entry shares.

The amounts payable to the fractions holders are R$24.000200436 per common shares and R$29.650021046 per preferred share, totaling the amount of R$4,285,897.65.

The respective amounts will be available to the entitled shareholders as of September 13, 2010, as follow:

  to shareholders whose shares are deposited at the Company and that keep their banking data updated, by means of credit in the current accounts in a Financial Institution they indicate;

  to shareholders whose shares are deposited at the BM&FBOVESPA, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their register and banking data updated in the Company must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

For those not identified or not located, the amounts will be available at the Company and, upon request, will be paid.

Cidade de Deus, Osasco, SP, September 6, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

  Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 08, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.